November 16, 2009

Mr. John Nolan
Senior Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Via EDGAR

Re:      BOK Financial Corporation
         Form 10-K for the Fiscal Year ended December 31, 2008
         Form 10-Q for the Quarterly Period ended March 31, 2009
         Form 10-Q for the Quarterly Period ended June 30, 2009
         File No. 0-19341

Dear Mr. Nolan:

This letter is submitted by BOK Financial Corporation ("the Company") in response to comments received from the Securities and Exchange Commission staff in a letter dated October 27, 2009 regarding the Company's filings referenced above and supplements our previous response letter dated November 5, 2009. We appreciate the staff's efforts to assist our compliance with applicable disclosure requirements and to enhance disclosure in our filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loans Charged Off, page 60

Comment No. 4

4. The staff notes that the company had non-accruing commercial energy loans in the amount of $47 million related to SemGroup Energy Partners, LP. The disclosure states that this amount represents one-third of the company's pre-bankruptcy amounts due from SemGroup. Please tell us how the company determined the amount of non-accrual loans as well as the provisioning and charge-offs to date related to these loans.

On June 30, 2008, the company's credit exposure before charge-offs and write-downs to SemGroup Energy Partners, LP and related entities totaled $148 million consisting of a $46 million participation interest in a secured working capital line of credit, a $4 million participation interest in a secured term note and $98 million position for the fair value of various derivative contracts due from SemGroup, net of cash margin held by the company. Derivative contracts due to the company from SemGroup were secured positions pari passu with amount due under the working capital line of credit.

On July 22, 2008, SemGroup and related entities filed for bankruptcy protection. Our analysis of recoverability of amounts due from SemGroup was based on a report (dated July 18, 2008) provided by The Blackstone Group, a consultant for SemGroup and a borrowing base report (for May, 2008) prepared by SemGroup. These reports, which were generally available to all participants in the credit, estimated total secured debt outstanding of approximately $2.9 billion dollars consisting of the working capital line of credit (including secured derivative contracts) of $2.1 billion and term debt of $806 million. Based on these reports, we estimated that projected cash flows available to satisfy secured obligations totaled $1.9 billion, net of priority claims and costs and adjusted for the timing of future cash flows consisting of $0.9 billion that supported the working capital line of credit and $1.0 billion that supported the term debt.

Our analysis concluded that the SemGroup loans were impaired (as defined by Accounting Standards Codification 310-10-35-2) and that impairment loss could be reasonably estimated which resulted in a $26 million charge-off of the working capital line of credit in the second quarter of 2008. As substantially the entire charge off amount was not previously reserved, we recognized a $26 million provision for loan losses in the same quarter. We classified the remaining outstanding loan balances of $24 million as non-accruing at June 30, 2008 due to uncertainty of collecting all remaining amounts, including interest.

In addition, our analysis resulted in a $61 million charge to reduce the fair value of derivative contracts to amounts we could reasonably expect to recover from cash flows available to satisfy the secured obligations. This charge was recognized against operating revenue in the second quarter of 2008.

During the third quarter of 2008, we received cash payment that further reduced the fair value of the derivative contracts from $37 million to $30 million. We also declared that an Early Termination Event (as defined by the ISDA) had occurred which accelerated amounts due under the derivative contracts. As such, the amounts due became secured borrowings as opposed to derivative instruments.
 Accordingly, we classified the remaining unpaid amounts due on derivative contracts as an addition to non-accruing loans due from SemGroup. Our external auditors, Ernst & Young, and our bank regulatory agency, the Office of the Comptroller of the Currency, concurred with this classification. At September 30, 2008, our recorded investment in impaired loans to SemGroup was $48 million, approximately one-third of the pre-bankruptcy amounts due from SemGroup.

Our recorded investment in amounts due from SemGroup has been reduced to $47 million at June 30, 2009 and $34 million at September 30, 2009 from the application of cash proceeds received from sales of a portion of our claims against the SemGroup bankruptcy estate. All cash proceeds received have been applied as principal reductions.

We assess the recoverability of our recorded investment in amounts due from SemGroup quarterly as part of our evaluation of the adequacy of the allowance for loan losses. Based on our assessments, no additional charge-offs or provision has been necessary.

We appreciate your continued efforts in assisting the Company with compliance with applicable disclosure requirements and enhancement of disclosure in our filings. Please contact me at 918-588-8673 if I can be of further assistance.

Sincerely,

BOK Financial Corporation

/s/ John C. Morrow
-----------------------
John C. Morrow
Senior Vice President,
Chief Accounting Officer

cc:      Steven E. Nell, BOK Financial Corporation
         Tamara Wagman, Dorwart Lawyers
         Robert Kimbro, Ernst & Young